SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                                 FORM 10-SB-2-A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         AMERICAN BIO MEDICA CORPORATION
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              (Exact name of Small Business Issuer in its Charter)

                                File No. 0-28666



         New York                                          141702188
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 (State of Other Jurisdiction of                       I.R.S. Employer
  Incorporation or Organization                       Identification No.


  105 Simons Road, Ancramdale, New York                     12503
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 Address of Principal Executive Office)                  (Zip code)

                                 518-329-4485
                          Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

      Title of each Class                      Name of each Exchange on which
      to be so Registered                      each Class is to be Registered




Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Shares, $.01 par value per share
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

PART I
Item 1. Description of Business
-------------------------------

Summary
-------
     From its inception in 1986 until 1991, the Company, a New York corporation, was involved in marketing educational books and software to schools and municipal libraries and audiovisual educational packages to educational institutions and to corporations throughout the United States. In 1991, the Company reduced its concentration in this market because of heightened competition, increasing costs of doing business and slow collections from municipalities and commenced seeking new technologies in emerging medical markets. The Company has continued one small segment of its original business, that of selling audiovisual packages to libraries. The Company purchased certain biomedical technologies from its Executive Vice-President and purchased and rescinded the purchase of other technologies from another party who became and then resigned as an officer and director of the Company. The Company has no present intention of entering into transactions in the future with related parties. (See "Certain Relationships and Related Transactions.")

     Since its inception, the Company has an accumulated deficit of $2,676,889 (see Financial Statements - Balance Sheet). The Company's auditor, in his report accompanying the financial statements, has characterized the Company as a development stage company with little operating history subsequent to its reorganization and commencement of development of biomedical technologies which are, at present, its core business. This report could adversely affect the market price of the Common Shares, the ability of the Company to raise capital, the ability of the Company to conclude supply contracts for parts and inventory and the ability of the Company to enter into contracts for the sale of its workplace drug testing kits. Footnote No. 2 to the Financial Statements further states that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing or the develop profitable operations.

     Management believes that the Company's accumulated deficit is the result of discontinued operations, the development of its workplace drug test kits and the development of other biomedical products. However, investors should be aware that the Company has never been profitable during its ten year history and that there is no assurance that the Company's biomedical operations will become profitable.

     The Company is currently in the business of acquiring, developing and marketing biomedical technologies and products. The Company currently owns two technologies for screening drugs of abuse - a workplace screening test and a preliminary test for use by laboratories. The Company has begun to market its workplace screening test and has produced and delivered several thousand units of this test. The Company's workplace screening test is a one-step test kit that allows a small urine sample to be tested for the presence or absence of drugs of abuse. The competitively priced test is self-contained with no exposure of the test administrator to the urine sample. In management's opinion, the Company's drug test kit is easier to use than any competitive product and requires no mixing of reagents In addition, hundreds of controlled tests conducted by independent laboratories compared the Company's "Rapid Drug Screen Test" with results produced by EMIT II and GCMS, two standard laboratory tests, with 100% correlation of both positive and negative test results. As a result, management believes that the Company's Rapid Drug Screen Test is as accurate as those laboratory tests.

     The Company has installed equipment suitable for the mass production of the workplace drug screening test and commenced pre-production using this machinery during the last week in October, 1996. Production, in December, 1996, increased to 5,000 units per week. Management predicts that a production rate of 20,000 units per week will be achieved commencing January, 1997.

     The Company has secured several significant orders and many smaller orders for its workplace screening test. The Company, as of November 30, 1996, had shipped and invoiced $228,101 of workplace drug test kits. Domestic orders were $675,510 and international orders $1,112,250. Each order has been accompanied by estimates of yearly volume of orders from the same customer. If all the estimates are ultimately embodied in purchase orders, of which there is no assurance, the total revenues to be received for the twelve months commencing December 1, 1996, considering only orders and estimates received prior to December 1, 1996, would exceed $10,000,000.

     The Company also owns a patented low cost method for producing Keratin proteins. The uses for such proteins include hardening of finger nails and carrying topical lotions and medicines through the skin. In addition, the Company is developing a saliva test for alcohol consumption. Existing saliva tests for alcohol consumption require exposure to the saliva sample and the addition of reagents. The Company's test is self-contained, involves no additional reagents and can be priced lower than existing competitive products. The Company has no intention of developing or marketing its laboratory test, its Keratin technology nor its saliva test for alcohol consumption until after its workplace screening test has been in full production for at least three months. The Company has fully developed and expects to commercialize its anti-dilutant product which detects the presence of dilutants to the urine specimen, added detergents or "urinade" (a product which supposedly is able to void drug tests).

     The Company may develop or acquire additional drug testing or biomedical technologies or products in the future. However, it has not yet located any technologies which it desires to develop or acquire.

     Background
     ----------
     According to the "1996 AMA (American Management Association) Survey Workplace Drug Testing and Drug Abuse Policies Summary of Key Findings," an annual report on drug testing in the workplace, 81% of major United States firms now test employees and/or job applicants for drug use, an increase of 277% since 1987 and an increase of 3% since 1995. The AMA attributed the increase to several factors, including Department of Transportation and Department of
Defense regulations which, in conjunction with local and state legislation, mandate testing in certain job categories, the Federal Drug-Free Workplace Act of 1988, court decisions recognizing an employer's right to test both employees and job applicants in the private sector for drugs of abuse; action by insurance carriers to reduce accident liability and control health care costs; and corporate requirements that vendors and contractors certify that their workplaces are drug-free.

     The AMA found that business category was the most important determinant in drug testing. The percentages in each category which tests for drugs of abuse are manufacturers (89%), transportation (100%), wholesalers and retailers (79%), general service providers (77%), business service providers (60%) and financial service providers (56%).

     The survey states that the usual and recommended procedure for urine samples calls for a retesting of positive samples by the gas-chromatography method. It also states that 76% of firms that test utilize a medical review officer ("MRO") who analyzes test findings, judges them against the test subject's medical profile and renders a verdict to the employer which does not see the test results but only the MROs report. The use of an MRO offers significant protection to employees who may test positive due to the use of prescription drugs or non-controlled substances which register as controlled substances.

     The Substance Abuse and Mental Health Services Administration, Office of Applied Studies of the United States Department of Health and Human Services, Public Health Service, in its advance report number 18 released in August, 1996 entitled "Preliminary Estimates from the 1995 National Household Survey on Drug Abuse," notes that 14.3% of unemployed adults, age 18 years and older, were current illicit drug users in 1995 compared with 5.5 % of full-time employed adults and that the rate of drug use decreased from 1994's 6.7%. 71% of all current illicit drug users 18 years old and older (7.4 million adults) were employed, including 5.5 million full-time workers and 1.9 million part-time workers. Because of the high incidence of workplace drug use, the testing of employees for the most "popular" drugs has become widespread. Positive tests often result in discharge of or treatment for the employee. In addition, the threat of testing, particularly random testing, has the prophylactic effect of reducing workplace drug use.

     The Company believes that the drug of abuse testing market is large and growing and that the largest market opportunity for on-site drug screening products is the private sector with an additional large public sector demand. According to management, drug testing performed in an on-site facility using technologies designed for on-site use can be just as accurate as testing performed in a full-service lab. Drug screening tests are now performed in markets which include: preemployment testing; random testing of employees; drug rehabilitation programs; hospital laboratories; emergency rooms; private security agencies; public transportation; law enforcement agencies; probation and parole programs and Defense Department contractors.

Workplace Drug Test
-------------------

     Design
     ------
     The first product trademarked. "The Rapid Drug Screen," to be developed and marketed by the Company is a workplace test of five drugs of abuse which can be used in offices, factories, "halfway" houses, remote locations and in all situations where an immediate result is required. The product consists of a "NIDA 5 Card," a business card size card divided into five lengthwise strips, or sections. The person being tested urinates into a test cup, puts on the lid, and hands it to a supervisor or other person administering the test. The test administrator inserts the card into a pre-punched slit in the cup cover without the danger of spilling or of touching the urine inside. Thus, the administrator is not exposed to the urine sample does her or she have to mix reagents. Within three minutes, the results can be read on the insert through the side of the cup. A line across of the top segment of any of the sections indicates the sample is positive for one of the five specific drugs of abuse - PCP, marijuana, cocaine, amphetamines and opiates - designated by NIDA ("National Institute on Drug Abuse") in the "Drug-Free Workplace Act of 1989" as those to be tested for in most federally regulated drug testing programs. If the results are positive, the cup is sealed with provided materials and sent to a laboratory for confirmation. No adverse action is taken by the test administrator unless confirmation of a positive test is received from an independent laboratory.

     One of the problems which often occurs in the use of workplace drug testing is fraud or evasion practiced by the person being tested. The two most prevalent methods of avoiding adverse test results are (i) the substitution by the person being tested of a hidden "clean" urine sample which he or she brings to the test and (ii) the substitution of water or a colored liquid or the dilution of urine with water. As a consequence, each of the Company's drug test strips contains two additional sensors. The first is a temperature sensor which helps prevent the substitution of another urine sample as the likelihood is that the substituted sample could not retain proper temperature. The second is a chemical strip incorporated in a horizontal band which changes color on both positive and negative urine samples, if the sample is, indeed, urine. If this strip does not change color, the test administrator is advised to retest.

     The kit contains the following instructions: if only one horizontal band changes color in any NIDA strip, the sample is positive for that drug and the sample should be sent to a laboratory for confirmation. If both bands in any NIDA strip change color, the sample has tested negative for that drug. If neither band changes color, the sample is not urine or the test is void and the employee or other person being tested must submit another urine sample for retesting.

     In addition, the Company has designed two additional drug tests, a two panel card and an eight panel card. The Company began to ship the two panel test in November, 1996, and intends to commence manufacturing the eight panel strip in during the first quarter of 1997. The two panel strip, designed for juvenile corrections centers and educational institutions, tests only for cocaine and marijuana. The eight panel strip, designed to meet two competitive products, Biosite and Drug Screen Systems, adds barbiturates, benzodiazepines and methamphetamines. These additional tests will be combined in single unit with the NIDA 5 card so that one sample can test for eight drugs of abuse simultaneously.

     Manufacture
     -----------
     After the successful completion of clinical trials in May, 1996, the Company initially subcontracted the manufacture of components, including the test strips, of The Rapid Drug Screen to several outside manufacturers. These components were then assembled for the Company by Columbia Advocacy and Resource Center ("COARC"), an FDA-approved contract manufacturer in nearby Mellenville, New York. COARC is a federal and state licensed not-for-profit agency where several hundred non-disabled employees work side by side with developmentally disabled employees to manufacture a wide variety of products and services.

     The Company found that the use of subcontractors to produce the test strips was unsatisfactory from a pricing, delivery and quality control standpoint. The Company has ordered, received and installed equipment in a dedicated "white" room in the COARC facility which will allow the COARC to manufacture the test strip component of the product as well as to undertake its assembly operations on the Company's behalf. The white room dedicated to the workplace drug screening test is temperature and humidity controlled and has an airborne particulate filtering system. The Company owns the equipment which is being be used by employees of COARC; other employees of COARC assemble, pack and ship the units. COARC has established a stringent Quality Assurance/Quality Control ("QA/QC") Program to insure data reliability and product consistency. The Company intends to continue to contract out the printing and manufacture of specimen cup components. The Company has commenced production using the equipment and anticipates that the equipment will be fully operational during December, 1996. The equipment, as installed, is capable of producing up to 600,000 units per month utilizing two shifts five days a week.

FDA Approval
------------

     Though FDA approval is not required for most forms of workplace drug testing, including The Rapid Drug Screen, it will be required for use in a clinical setting which management anticipates may become a future marketplace for the Company's drug testing products. Testing of one hundred samples was completed in July, 1996 and showed 100% correlation to tests performed in a recognized testing laboratory. An Federal Drug Administration ("FDA")"510K" application was filed on July 15, 1996. Utility and application patents were filed on March 11, 1996.

Marketing
---------
     The Company has placed advertisements in trade journals and mounted direct mail campaigns; and Company representatives have attended trade shows. Although the Company initially believed that it would sell primarily through individual representatives, it has changed its marketing program so that it sells primarily to distributors which then resell to the various marketplaces. It has, however, retained three of its initial twelve representatives. The Company has completed the development of the instructional and support materials surrounding the test kit. The Company is currently developing an educational curriculum to be packaged with The Rapid Drug Screen as an option for corporate clients. The package includes (i) educational materials such as an employee guide, brochures, and posters for the workplace, (ii) a management guide, (iii) an "800" number for supervisors/managers to call for guidance in various situations when an employee is found positive for drugs of abuse, (iv) an "800" number for employees for information on their rights and counseling opportunities, (v) test kits, (vi) materials to help insure the urine samples are not contaminated,
(vii) plastic gloves, (viii) a secure container for positive samples,(ix) an "800" number for pickup and delivery of positive samples to an associated laboratory for confirmation and (x) a quarterly newsletter with updates for management. The Company has garnered initial orders from distributors, municipal bodies and corporate users as well as from penal facilities.

     The Company has divided its marketplace into the following categories.

     Corporate Workplace Drug Testing Programs
     -----------------------------------------
     The Company has developed a network of twelve distributors and administrators of workplace drug testing programs to sell its Rapid Drug Screen testing kit. Its largest initial order for this marketplace is from Zee Services, Inc. a division of Mckesson Corp. Zee Services utilizes a network of 80 regional distributors which, in turn, employ 1,300 sales representatives each with a well-stocked company van to sell to 350,000 small and medium sized industrial clients a variety of products ranging from first aid kits to drug testing kits. The initial order of 50,000 test kits is being produced. CannAmm, Inc., a similar company operating in Canada, has likewise become a distributor. Other customers in this category include Bally's Total Fitness, Business Medical Services, Inc., Noble House International, Inc. ("Noble House") and Alcohol Testing for the Workplace, Inc., (a firm which tests for a variety of drugs of abuse). The Company has recently entered into a distribution agreement with Accuracy Testing PLUS, Houston, Texas, which offers comprehensive workplace programs, including testing, education and training.

     Corrections and Law Enforcement
     -------------------------------
     This market includes federal, state and county level correctional facilities, pretrial agencies, probation and parole departments at the federal and state levels and juvenile correction facilities. The Company has received orders from several agencies such as the Broward County, Florida, Sheriff's Department which has indicated potential orders of up to 200,000 units per year. The United States Probation Department ordered 500 units for use in a comparison test with other on-site products. The Company has exhibited at the American Corrections Association summer trade show in Nashville in August, 1996 and will exhibit at the January, 1997 winter show.

     Rehabilitation Centers
     ----------------------
     This market includes the people in treatment for substance abuse in general hospitals, mental health centers and outpatient programs. The importance of this market relates to the frequency of testing. For example, in many residence programs, patients are tested each time they leave the facility and each time they return. In outpatient programs, patients are generally tested on a weekly basis. The Company has received orders from a chain of 60 rehabilitation centers and is negotiating with others. The Company will be exhibiting at the Employee Assistance Program convention in Chicago in 1997.

     International Markets
     ---------------------
     The Company has entered into a non-exclusive distribution agreement with CanAmm, Inc., a Canadian distributor, an exclusive agreement with Nobel House International, Inc., a U.S. distributor for Chile and is negotiating for exclusive distribution for Pacific Rim countries with a Canadian-based distributor. Nobel House International, Inc. has committed to a minimum of 250,000 two panel" tests for Chile (to test parochial high school students) and is negotiating purchase agreement with relevant government agencies of other South and Central America and Caribbean countries.

     Clinical, Physicians and Hospitals
     ----------------------------------
     The Company was approached and is negotiating an agreement to distribute the Rapid Drug Screen under a joint label to the worldwide clinical market, including physicians, hospitals and laboratories. Such distribution will require FDA 510K approval of all the drug tests to be distributed.

     Consumer and Over-the-Counter
     -----------------------------
     The Company's Rapid Drug Screen test is ideal for consumer use as it leads to immediate and accurate results at a price less than half of available consumer kits. The Company intends to pursue this market only after receiving FDA 510K approval for all drugs to be tested in this market. It has been approached by several store and pharmacy chains. The Company intends to market through distributors or to sell directly to larger retain chains.

     Additional Markets
     ------------------
     As reported in the "New York Times," October 20, 1996, President Clinton has called for drug testing of all teenagers by state motor vehicle departments prior to granting driving licenses to them. In addition, certain low-income housing funded by the Department of Housing and Urban Development are testing residents as a condition for continued occupancy. Finally, many high school and college sports programs are requiring random testing for drugs of abuse as a condition of student participation.

Competition
-----------
     Competition to the Company's workplace drug test comes from tests by Roche Diagnostic Systems, Editek, Inc., Biosite Diagnostics, Drug Test Resources International and Drug Screening Systems, Inc. In the Roche test, the tester must invert the cup for ten seconds. Because the testing chemistry for those tests is contained in the cup, a number of confirming laboratories will not except samples in the cup for confirmatory analysis as the presence of the testing chemicals could skew results. Editek's Easy Screen involves six steps, including pipeting a drop of urine for each test, applying drops of enzyme conjugates, applying drops of wash buffer and wiping and applying drops of substrate before the test results can be read. Biosite's Triage product involves pipeting drops of urine and reagents. The Drug Test Resources test involves pipeting drops of urine. The Drug Screening Systems test involves pipeting drops of urine and reagents. In addition, Psychemedics introduced a test which requires the subject's lock of hair be sent its laboratory for evaluation, a period of five to fifteen days. The test is several times as expensive as the Company's. Its only advantage to the Company's test is that drug residues remain in the hair longer than in urine so that an employer or parent can gain a perspective of drug use over a longer period of time and the drug test cannot be circumvented by a brief period of abstinence.

Principal Suppliers
-------------------
     The Company's major suppliers are as follows: IVEK Corporation, Springfield, VT, produces the equipment which is used in the manufacture of the test strips; Kinematic Automation, Twin Harte, CA, produces the cutting equipment for the test strip backing; Arpak Plastics, Inc., Plattsburgh, NY, supplies specimen cups and covers; Monarch Plastics, Mount Laurel, NY, prints the plastic test card. The Company has located additional sources of components from which it could purchase if required. The Company subcontracts the manufacturer of the test strips and the assembly, packaging and fulfillment to COARC, Mellenville, NY, a medical device manufacturer registered with the Federal Drug Administration. This registration requires that COARC submit to periodic "audits" of its facilities to ensure compliance with FDA standards. The COARC facility contains 70,000 square feet of manufacturing, office and assembly space, including a white room specifically designated to the manufacture of the Company's products which has airborne particulate removal equipment and is humidity controlled. The Company has placed manufacturing equipment in COARC's premises for use by COARC personnel.

     The Company places purchase orders with COARC for specific quantities of the test strips. It also pays COARC a per unit fee to assemble the test kits and to pick, pack and ship the kits to the Company's designated customers. Although the Company prefers COARC because it is located within twenty miles of its premises, because of its quality of production, because of its ability to respond quickly to orders and because of its experience in biomedical production, the Company has located additional subcontractors which could, if needed, perform substantially the same services as COARC at similar prices.

Patents and Trademarks
----------------------
     The  Company  has applied for  registration  of the  following  trademarks:
"American Bio Medica" and "Rapid Drug Screen." The Company's trademark counsel, Edmund Jaskiewicz, Esq., Executive Vice-President, has opined that there are no similar marks and, as a consequence, the Company feels confident that such marks will be registered. Stan Cipkowski, has assigned to the Company for no consideration, his application for a utility and design patent in the United States and Canada on the drug screen kit as an entity. Mr. Jaskiewicz, as patent counsel, has opined that a search has revealed no competing patented products However, there can no assurance that a patent will be granted or that it will withstand challenge. The Company intends to apply for patents and trademarks in the European Common Market and Japan.

     Government  Regulations
     -----------------------
     The Company's business has benefited from Federal and state regulations relating to drug free workplace, particularly the Drug Free Workplace Act of 1988. Clinical sales of the drug test kit must await final FDA approval of the tests for two of the NIDA drugs of abuse. Approval is anticipated prior to the end of the year.

     Drugs of Abuse Preliminary Screen (ABM Prescreen)
     -------------------------------------------------
     The second of the Company's products is a preliminary drug screen which is an easy to use, accurate and cost effective test paper for the drug testing market. This test will, if the results are negative, eliminate the possibility that the person tested has used any of twenty drugs. The laboratory technician places a few drops of pretreated urine on a test paper and reads the results visually within a few minutes. Over 90% of tests submitted to laboratories yield negative results. Thus, the primary use for this product in laboratories is as a means of inexpensively and quickly eliminating, through negative results, over 90% of the testing required. A patent application is in process. Pre-clinical trials for the preliminary drug screen have been completed at two independent laboratories contracted by the Company. Pre-clinical tests include laboratory evaluation of product chemistry and observation of results of addict urine samples tested with the product over a period of time. These tests were conducted under the supervision of John Questal, principal of one of the contract laboratories and a member of the Company's Scientific Advisory Board, and were reviewed by Dr. Henry Wells, the Company's Vice-President-Product Development. Based on the success of pre-clinical evaluations, independent clinical tests prior to patent and FDA submission are currently taking place at American Medical Laboratories, Chantilly, Virginia. By April, 1997, the Company expects to introduce its ABM Prescreen to the market as an inexpensive alternative to the products being offered by the current market leaders, Roche Diagnostics and Biosite.

     These two companies dominate the rapid drug screen market. Roche's On Trak product has been available since 1988 with an end-user cost of $24.00. The majority of its sales is for clinical uses. Biosite's Triage product was introduced in 1993 and is now priced at $33.50. The majority of its estimated $25 million in sales comes from emergency rooms. Though similar in concept and implementation, the technologies are different and involve a multi-step procedure to indicate positive or negative results for up to eight specific drugs of abuse within ten minutes. Management believes the ABM Prescreen is positioned ahead of these products as an inexpensive first step in which positives can be separated from negatives in five minutes for less than $8.00 per test. The ABM test is not drug specific and will indicate positive or negative for all known drugs of abuse and their derivatives. Similar to the Roche and Biosite products, it involves several steps, including adding a reagent to the urine specimen and a filtering process. Since it is not self-contained like the Company's tests, it is less appealing for customers not used to or not desirous of handling urine. The Company has conducted research and development activities(and will continue such activities once full production in its workplace drug test products is achieved) with an objective of reducing the number of steps and time necessary to conduct a preliminary screen test.

Alcohol/Saliva Test
-------------------
     The Company has developed a technology that will detect alcohol levels in individuals through a quick, one step, on-site, saliva test that can be calibrated to specific sensitivity levels. Though at an advanced stage of development, additional laboratory work and clinical evaluations will need to be funded and completed prior to any patent applications or commercialization. These activities are not expected to commence prior to fiscal 1997. Law enforcement and workplace testing would be the initial markets approached. The Company is only aware of one, nonspecific to sensitivity levels, two step product now available.

     KDMP         (Keratin          Derivative         Modified         Protein)
------------------------------------------   Keratin  Derived  Modified  Protein
("KDMP") is a liquid keratin protein complex containing water soluble peptides and is rich in cysteine. It can be used as an active ingredient in varying concentrations in the formulations of quality skin, nail, and hair care products. Pre-clinical trials have been completed and the Company intends to license or sell the technology. Various patents relating to this technology have been assigned to the Company by Edmund Jaskiewicz, Vice-President, as part of the consideration for his receipt of common shares of the Company (see "Certain Relationships and Related Transactions"). The Company is currently manufacturing this product in small quantities for several companies who have requested samples for evaluation. The Company does not intend to devote any substantial economic or personnel resources to the development or marketing of this product for at least twelve months. As a result, no revenue is expected to be derived from this product until, at earliest, late 1997.

     The Company's Plan of Operations
     --------------------------------

     For the next twelve months, the Company intends to continue the establishment of network of distributors which service customers in non-clinical workplace, correctional institution or drug rehabilitation areas, to market and sell its drug testing kits, to manufacture and ship such kits and, once manufacturing has reached the capacity needed to fulfill orders, to continue research and development on its additional biomedical products.

     As of November 30, 1996, the Company had entered into non-exclusive, non-clinical market distribution agreements with a number of companies, including national (such as Zee Services, Inc., a subsidiary of McKesson Corporaton), regional (such as Accuracy Testing Plus, Houston, Texas and Excel Laboratories, Huma, LA) and local distributors, (such as Western Pathology Consultants, Scottsbluff, Nebraska, Business Medical Services, Columbus, Ohio and Prima Healthcare Group, Springfield, Missouri). In addition, the Company, on September, 6, 1996, entered into a non-exclusive distribution agreement for Canada with Ammcan, Inc., Toronto, Ontario.

     These agreements permit the distributors to sell the products of other manufacturers and permit the Company to sell its test kits to other distributors within and outside the territory of each distributor. The agreements are cancelable by either the Company or the distributor upon 30-days' written notice. Each of the Company's domestic distributors has submitted purchase orders which the Company is in the process of fulfilling.

     The Company intends to enter into distribution agreements on an international basis as such distributors are identified. The Company has entered into an agreement with Noble House, Miami, Florida for representation of the Company in foreign countries, Noble House is negotiating sales on behalf of the Company in Colombia, Argentina, Panama, Costa Rica and Caribbean countries as well as in Puerto Rico. Noble House has secured a contract in Chile to sell, for a two year period, a yearly minimum of 250,000 kits which test for two drugs of abuse - Cocaine and Marijuana. The Company has entered discussions with several suitable distributors in the Philippines, Mexico and Israel. However, no agreements have been entered into and there is no assurance that any such agreements will be executed or, if executed, that any sales will be generated thereby.

     The Company has retained three sales representatives, on a straight commission basis, in Atlanta, Georgia, Fort Lauderdale, Florida and Denver, Colorado. These representatives call on accounts, such as corporations and
correctional   institutions   directly.

     The Company's present manufacturing equipment and personnel designated by COARC is sufficient to produce 60,000 drug test kits each week, assuming two shifts per day, five days a week. In the event the Company desires to increase production, which it intends to do when volume reaches 60,000 units per week, its estimated costs for additional equipment are $40,000 which it anticipates will be covered from gross profits or from cash on hand.

     The Company has commenced an extensive direct mail campaign and participation in trade shows such as the Employee Assistance Program held in Chicago, in November, 1996 and the American Correctional Show in January, 1997 in Annapolis, Maryland. The Company has already produced and dispatched materials for mailings and constructed trade show booths, attended trade shows and committed to attend several annual and semiannual shows. It anticipates funding its costs of transportation, lodging, entertainment and set up and other miscellaneous expenses from cash on hand.

     The Company has funded and will continue to fund its marketing, sales and manufacturing activities from the proceeds of its recent sale of 150 Preferred Shares, raising net proceeds of $1,405,000 (see Front Cover Page, "Certain Relationships and Related Transactions" and "Description of Securities.")

     The Company does not now nor does it intend to enter into any agreements with affiliated parties for the purchase of technologies, the sale of product or the purchase of inventory. (See "Certain Relationships and Related Transactions.")

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
-------------------------------------------------------------------------------

                          Development Stage Activities
                          ----------------------------
     Until 1991, the Company was involved in marketing educational books and software and audio-visual educational packages to schools and municipal libraries throughout the United States. In 1991, the Company reduced its concentration on this market because of competition, increasing costs of doing business and slow collections from municipalities and sought new technologies in emerging markets. The Company has continued one small segment of its original business, that of selling audio-visual packages to libraries.

     The Company has been a development stage enterprise since its date of business reformulation in September, 1992 when the Company entered the bio-technology field through the acquisition of technologies of three companies. Subsequently, the acquisition of two of these companies was rescinded. With the technology gained through the acquisition of Protein Resources, Inc., the development of proprietary drug testing technology, and the employment of medical and marketing specialists in the field of drug testing, the Company has developed products, field and market tested these products, applied for patents and copyrights and has begun initial shipments of product.

     These activities have been funded through the sale of convertible debentures aggregating $1,407,000. As of April 30, 1996, all but $132,000 of the convertible bonds had been converted to common shares at $.75 per share. The Company has not as yet generated sufficient revenues during its limited operating history to meet its ongoing operating expenses. The Company sold an additional convertible debenture for $10,000 and received $132,000 through the exercise of 100,000 "A" warrants at $1.00 and 32,000 "B" warrants at $1.00 per share. As of September 30, 1996, the Company also sold 150 shares of convertible preferred shares at $10,000 per share for an aggregate consideration of $1,500,000. The Company is using proceeds from the sale of the preferred shares to expand its marketing campaign and increase production of its workplace drug testing kits.

     Results of Operations for the year ended April 30, 1996 as compared to the year ended April 30, 1995.
   --------------------------------------------------------------------------

     The only revenues for fiscal 1996 were revenues from the audio-visual segment of the Company's operations. The Company had no revenues as of April 30, 1996 from the Company's drug testing products. Revenues from the audio-visual segment of the business were $137,891 for the year ended April 30, 1995 as compared to $158,105 for the year ended April 30, 1996 representing an increase of $20,214 or 14.7%. This increase is directly attributable to the increased effectiveness of the Company's use of telemarketing to reach the Company's defined market of schools and libraries as substantially all marketing is audio-visual materials is through telemarketing. Costs of good sold for the year ended April 30, 1995 were $45,204 as compared to $96,444 for the year ended April 30, 1996 representing a cost of goods sold percentage of 32.8 % for the year ended April 30, 1995 as compared to 61% for the year ended April 30, 1996. The increase in costs is attributable to the product mix of the items sold having a higher wholesale cost. Increases in the wholesale price of products caused a reduction in gross profits of $31,026 from $92, 687 for the year ended April 30, 1995 as compared to $61,661 for the year ended April 30, 1996.

     General and administrative costs for the year ended April 30, 1996 were $518,826, an increase of 300% over expenses of $129,719 for the year ended April 30, 1995. These increased costs are the result of increased labor costs for office personnel and consulting expenses of $427,225. Research and development expenses of $358,844 for the year ended April 30, 1996 increased by $178,432 or 99% over the amount expended of $135,412 for the year ended April 30, 1995. This increase in expenses is the result of increasing amounts expended for development, experimentation and improvement of test chemicals and laboratory and field trial testing of the workplace drug testing delivery system and research and development relating to the Company's other biomedical products.

   Results of Operations for the six months ended October 31, 1996 as compared to the six months ended October 31, 1995.
   ---------------------------------------------------------------------------
     Revenues from the audio-visual segment of the Company's business were $82,416 for the six months ended October 31, 1995 as compared to $17,123 for the six months ended October 31, 1996 representing a decrease of $65,293 or 79.2%. This decrease in book sales is directly attributable to the Company's reorganization of its telemarketing activities. Costs of goods sold for the six months ended October 31, 1995 were $26,373 as compared to $5,565 for the six months ended October 31, 1996 representing a cost of goods sold percentage of
32.0 % for the six months ended October 31, 1995 as compared to 32.5% for the six months ended October 31, 1996. Revenues from the initial sales of drug testing kits were $31,464 for the six months ended October 31, 1996. Cost of goods sold for the six months ended October 31, 1996 was $20,213 or 64.2%. This high level of costs of materials is the result of initial shipments of drug testing kits manufactured from small lots of materials and supplies. General and administrative costs for the six months ended October 31, 1996 were $336,113, an increase of 504% over expenses of $66,672 for the six months ended October 31, 1995. These increased costs were the result of increased labor costs for office personnel and consulting expenses of $75,000. Research and development expenses of $66,750 for the six months ended October 31, 1996 decreased by $31,651 or 32.2% less than the amount expended of $98,401 for the six months ended October 31, 1995. This decrease in expenses is the result of gradual completion of research and development of the Company's drug testing delivery system, experimentation and improvement of active ingredient test chemicals, laboratory and field trial testing.

  Liquidity And Capital Resources As Of The End of Fiscal Year, April 30, 1996
  ----------------------------------------------------------------------------
     The Company increased its cash balance to $437,532 and working capital to $329,085 as of the end of fiscal 1996 is the result of the sale in the aggregate of $1,407,000 convertible debentures over a three year period. The Company has expended $535,186 to date for the research and development of its biomedical products.

     Management believes that the present cash balance will pay the initial cost of entering the bio-technical business. This includes completing the design, creating initial inventories and obtaining initial orders and sales of the Company's biomedical products. Management believes that until profitable operations are achieved, the Company must expend resources on research and development, design and marketing, and, as a result, additional funds may be required.

     Liquidity  And  Capital  Resources  As Of The End Of Fiscal  Period  Ending
October                                31,                                 1996.
---------------------------------------------------------------------        The
Company had $188,479 cash in bank and $1,411,866 in treasury bills and certificates of deposit invested for six months. Working capital was $1,671,774 as at October 31, 1996. These balances are the result of the sale and conversion into Common Shares of convertible debentures in the aggregate principal amount of $18,500 and receipt of $175,000 through the exercise of 143,000 "A" warrants and 32,000 "B" warrants at $1.00 per share. As of October 31, 1996, the Company also sold 150 shares of convertible preferred shares for an aggregate gross proceeds of $1,500,000 and net proceeds of $1,405,000. The preferred shares are convertible in the aggregate into Common Shares at the lesser of $6.07 per share or 75% of the Market Price of the Common Shares. The Company has used part of the net proceeds to fund the conclusion of its product development, build an inventory of parts and reagent chemistry, purchase production machinery, mount an extensive marketing campaign and increase production. The remainder of the net proceeds has been invested in Treasury bills and certificates of deposit. The Company has expended $631,936 to date for the research and development of its biomedical products.

     Management believes that the present cash balance will pay the ongoing cost of entering the workplace drug testing business. Management believes that until profitable operations are achieved, the Company must expend resources on research and development (albeit on a decreasing basis), and the design and marketing of its workplace drug test kits.

Item 3. Description of Property
-------------------------------

     The Company occupies 2,400 square feet consisting of office space and a warehouse and shipping area at 102 Simons Road, Ancramdale, New York 12503 in a free standing building pursuant to a month to month oral lease with an unaffiliated party. Monthly rental is $400.

Item 4. Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

     (a) Securities  Ownership of Certain  Beneficial  Owners.
     ---------------------------------------------------------
     As of October 31, 1996, the following persons were known by American Bio Medica to own of record or beneficially more than five (5%) of the voting interests of the Company

                   Name and Address of    Amount and Nature of    Percent
Title of Class       Beneficial Owner     Beneficial Ownership    of Class
--------------     -------------------    --------------------    --------
Common Shares      Edmund Jaskiewicz         3,029,872             24.2%
                   1730 M Street, NW
                   Washington, DC 20036

Common Shares      Stan Cipkowski            2,707,468             21.6%
                   102 Simons Road
                   Ancramdale, NY 12503

     (b)  Securities  Ownership  of  Management.
     -------------------------------------------
     Edmund Jaskiewicz and Stan Cipkowski are officers and directors of the Company. Their ownership of the Company's voting interests are stated above. In addition, as of October 31, 1996, the following officers and/or directors of American Bio Medica own the number of shares set forth after their names.

                    Name and Address of    Amount and Nature of    Percent
Title of Class        Beneficial Owner     Beneficial Ownership    of Class
--------------      -------------------    --------------------    --------

Common Shares     Jay Bendis                    625,000             5.0%
                  71 Springcrest Drive
                  Akron, Ohio 44333

Common Shares     Henry J. Wells, Ph.D.          -0-                  0%
                  9421 Book Row
                  Columbia, Maryland 21046

Item 5. Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

     The following sets forth certain information concerning the directors and executive officers of American Bio Medica. All directors hold office for a one year term or until their successors are elected and have qualified. The officers serve at the discretion of the board of directors.

    Name               Age          Position                         Since
    ----               ---          --------                         -----
Stan Cipkowski         48     President, Treasurer
                                and a Director                        1986
Edmund Jaskiewicz      74     Chairman of the Board of Directors,
                                Executive, Vice-President
                                and Secretary                         1992
Jay Bendis             49     Vice-President-Marketing
                                and a Director                        1995
Henry J. Wells         64     Vice-President-Product Development      1995

     Stan Cipkowski founded the precedessor of the Company in 1982 and has been an officer and director of the Company since its incorporation in April 1986. From 1982 to 1986, he was sole proprietor of American Micro Media, which was acquired by the Company. In addition, from 1983 to 1987, Mr. Cipkowski was a general partner of Florida Micro Media, a Fort Lauderdale-based marketer of educational software and was a principal shareholder and Chief Financial Officer of Southeast Communications Group, Inc., a publisher of direct response media. In 1982, he became a consultant to Dialogue Systems, Inc., a New York-based developer of training and communications materials, where he served as Vice President of Sales and Marketing. From 1977 to 1982, he was employed by Prentice-Hall Publishing Company, reaching the position of National Sales Manager. Prior to 1977 he was employed as an accountant for the New Seabury Corporation and as Mid-West Area Manager for the Howard Johnson Company.

     Edmund Jaskiewicz is a lawyer-engineer. He has practiced international patent and corporate law as a sole practitioner since 1963 and has served as Chairman of the Board of Directors since 1992. From 1953 to 1963 Mr. Jaskiewicz was associated with Toulmin and Toulmin, Esqs., Washington, D.C. From 1960 to 1962, he resided in Frankfurt, Germany managing that firm's local office. From 1952 to 1953 he was with the Patent Section of the Bureau of ordinance of the Department of the Navy working on patent infringement and licensing matters. From 1948 to 1952, he served as an attorney at General Electric where he prosecuted patents in electrical and mechanical fields and developed manuals on procedures. He received his JD. degree in 1952 from George Washington University Law School and his BS. in Engineering from the University of Connecticut in 1947.

     Jay Bendis has been an independent consultant to bio-medical companies since 1990, specializing in commercializing new concept products in both domestic and international markets. From 1990 to 1992, he served as Vice-President of Sales and Marketing for Scientific Imaging Instruments where he was a principal and Vice President of Sales and Marketing. From 1985 to 1990, Mr. Bendis served as National Sales Manager of the XANAR Laser Corp., a division of Johnson & Johnson, where he directed its national sales force and developed its marketing strategy for integrating high power lasers into the hospital market. From 1979 to 1984, he was the Eastern Area Sales and Marketing Manager for the IVAC Corp., a division of Eli Lilly. Prior to 1979, Mr. Bendis held sales management positions with Xerox Corporation and A.M. International. Mr. Bendis earned his BA. in Marketing/Management from Kent State University and is currently a member of the Edison BioTechnology Center Advisory Council for the State of Ohio.

     Henry Wells, Ph.D. has served since 1990 as a contract chemist with the title of Vice-President-Science and Technology for New Horizons Diagnostics, Inc. where he adapts immuno-chemical technologies for detection of infectious diseases. From 1989 to 1990, he was director of production for Espro, Inc., a producer of in-vivo pesticides. From 1985 to 1989, Dr. Wells was Vice-President-Science and Technology for Keystone Diagnostics, Inc. From 1984 to 1985, he was Director of Research and Development for Hill-Wells Research Corporation, a developer of diagnostics products. From 1981 to 1984, he was Vice-President-Research and Development of Hematec Corporation. From 1979 to 1981, Dr. Wells was Director of Biochemistry for Helena Laboratories. From 1973 to 1979, he was Manager of Chemical Chemistry at Smith Kline Diagnostics. Dr. Wells earned his Ph.D. in Biochemistry from the University of Pittsburgh, his MA. from University of Pennsylvania and his BS. in Chemistry from the University of Pittsburgh.

Scientific Advisory Committee
-----------------------------
     John Questal has been, since 1977, a Chemist and President of Adhesive Consultants, Inc., a technical organization servicing all facets of the pressure sensitive adhesive industry, including adhesive formulation and evaluations, as well as processing. At Adhesive Consultants, Inc., he has been involved in the development of products resulting in over sixty U.S. patents applied for to the benefit of clients. Mr. Questal was Director of Research for Chemtrol Adhesives, Inc. from 1972-1977, President of Adhesive Consultants, Inc. from 1967-1972, and Research Director for Morgan Adhesives, Inc., from 1959 to 1967. Prior to 1959 he was employed as a research chemist for The Norton Company and Battelle Memorial Institute. Mr. Questal earned his BS. in Organic Chemistry from Kent State in 1951 and his MS. in Polymer Science from the University of Akron in 1963.

     Maryce Jacobs, Ph.D. is a consultant to the bio-medical industry. From 1988 to 1993, she was Vice-President of the American Institute for Cancer Research, a nonprofit corporation that funds research and education programs on diet, nutrition, and cancer. As a toxicologist from 1983-1988, Dr. Jacobs performed technical analyses for the U.S. Environmental Protection Agency Office of Pesticides, Office of Toxic Substances and Superfund, the U.S. Food and Drug Administration, the U.S. Dept. of Agriculture, Forest Service, and the U.S. Army Medical Research and Development Command. She was Director of the University of Nebraska Testing Laboratory from 1977-1983, and Co-Chairperson of Biochemistry and Assistant Professor of the M.D. Anderson Cancer Center at the University of Texas from 1971-1977. Dr. Jacobs earned her Ph.D. from Stanford University in 1970.

Item 6. Executive Compensation
------------------------------

     The following table sets forth certain information concerning the compensation paid or accrued by the Company for services rendered during the Company's fiscal year ended April 30, 1996 to the President of the Company and to other Officers and Directors receiving greater than $100,000 in salary and bonus.


                           SUMMARY COMPENSATION TABLE
                 Annual Compensation    Long Term Compensation
                                       Awards                Payouts

--------------------------------------------------------------------------------
(a)        (b)    (c)     (d)    (e)      (f)      (g)      (h)        (i)
Name                            Other     Res-                         All
and                             Annual  tricted                       Other
Principal                       Compen-  Stock    Options   LTIP     Compen-
Position  Year  Salary   Bonus  sation   Awards    SARs    Payouts   sation
                  ($)     ($)    ($)      (#)      (#)      ($)        ($)

_______________________________________________________________________________
Stan       1996 44,000    -0-   -0-      -0-       -0-      -0-       3,000
Cipkowski,
President


        Aggregated Options Granted and Exercised in Last Fiscal Year and
                        Fiscal Year End Option/SAR Values

     The following table sets forth certain information concerning the number of stock options held by the named Officers as of April 30, 1996.

                                              Number of         Dollar value
                                              Shares            of unexercised
                                              underlying        (in-the-money)
                                              unexercised       options/
                                              options/warrants  warrants
                                              on 04/30/96       on 4/30/96
                       of   Options/                    Non-            Non-
                    Options Warrants   Exercise  Exer-  Exer-   Exer-   Exer-
 Name       Title   Granted Exercised  Price    cisable cisable cisable cisable
---------   ------- ------- ---------- -------  ------- ------- ------- -------


Stan        Pres./
Cipkowski    Treas.   -0-      -0-      -0-     -0-      -0-     -0-      -0-

Edmund      Exec. VP/ -0-      -0-      -0-     -0-      -0-     -0-      -0-
Jaskiewicz   Sec.

Jay Bendis   VP.      -0-      -0-      -0-     -0-      -0-     -0-      -0-

Henry J.
Wells, PhD. VP        -0-      -0-      -0-     -0-      -0-     -0-      -0-




Item 7. Certain Relationships and Related Transactions
------------------------------------------------------

     The Company, a New York corporation, was formed in April 1986 to purchase a sole proprietorship, American Micro Media, owned by Stan Cipkowski, its President. It successfully completed a public offering in February, 1987. Originally involved in the sale of educational software to schools, it expanded to the sale of corporate training materials and library books. In 1991 and 1992, the Company closed most of its existing business lines because of competition, low margins and slow collections, but retained one book/audio cassette product line.

     In September 1992, the Company acquired all the issued and outstanding common stock of three companies ("Target Companies") two of which were owned by Robert M. Friedenberg and two nonaffiliated parties and the third by Edmund Jaskiewicz, Chairman of the Board in exchange for an aggregate of 15,099,700
Common Shares. The assets of the Target Companies were various biomedical technologies. Dr. Friedenberg, former major stockholder of two of the Target Companies, failed to deliver the claimed technologies to the Company and/or misrepresented them and resigned as an officer and director of the Company. The Common Shares which Dr. Friedenberg and the two nonaffiliated parties would have received (aggregating 9,069,828 shares) were rescinded. In February, 1994, Robert Friedenberg, as owner of the two Target Companies, through these corporations, filed suit to have the agreement of exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed a counterclaim in July, 1994, seeking enforcement of that agreement. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's counterclaim to proceed.

     The assets of the third company, previously owned by Mr. Jaskiewicz, included the KDMP technology which were assigned to the Company. Mr. Jaskiewicz agreed, in February, 1996, to the cancellation of 3,000,000 of his 6,029,872 Common Shares because the major business of the Company became the development and marketing of its drug test kit which was developed in-house, rather than the KDMP for the assignment of which Mr. Jaskiewicz received much of his equity interest in the Company. The Company has no intention of entering into transactions in the future with related parties.

     On November 3, 1995, Stan Cipkowski, President, Edmund Jaskiewicz, Executive Vice-President and Jay Bendis, Vice-President entered into three-year employment contracts with the Company. Mr. Cipkowski received a salary of $36,000 per annum until April 30, 1996; and $60,000 per annum thereafter until such time as the Company's gross revenues reach $500,000 at which point the annual base salary will increase to $72,000. Messrs. Jaskiewicz and Bendis received a salary of $24,000 per annum until April 30, 1996; and $48,000 per annum thereafter until such time as the Company's gross revenues reach $500,000 at which point the annual base salary will increase to $60,000. In addition, Messrs. Cipkowski, Jaskiewicz and Bendis will each receive a bonus equal to 2% of the gross revenues of the Company after the attainment of gross revenues of $1,000,000 per fiscal year until such annual revenues reach $3,000,000; 1.5% of gross revenues between $3,000,000 and $5,000,000; and 1% on additional revenues. Mr. Bendis was issued 500,000 Common Shares in consideration of past services of which 100,000 shares vested immediately, 100,000 shares after the Company achieves aggregate revenues of $1,000,000; 100,000 after the Company achieves aggregate revenues of $2,000,000; 100,000 shares after the Company achieves aggregate revenues of $3,000,000; and 100,000 shares after the Company achieves aggregate revenues of $4,000,000. Any shares which have not vested by April 30, 1998, will be cancelled.

     In June, 1996, the Company adopted its 1996 Nonstatutory Stock Option Plan (the "1996 Plan"). Options to purchase 2,000,000 Shares are included in the 1996 Plan of which 1,500,000 were issued on June 28, 1996 as follows: Stan Cipkowski, 550,000 options; Edmund Jaskiewicz, 250,000 options; Jay Bendis, 300,000 options; Henry Wells, 150,000 options; Joel Pensley, Esq. (a partner in Pensley & Fugler) 160,000 options, Michael Roy Fugler, Esq. (a partner in Pensley & Fugler) 40,000 options and two non-management employees, 25,000 options each. Each option entitles the holder to purchase one Common Share for $3.00 until June 27, 1999.

     In September, 1996, the Company sold 150 8% Cumulative Convertible Preferred Shares, Series A (the "Preferred Shares") for an aggregate of $1,500,000. Each Preferred Share is convertible pursuant to the following formula: $10,000 (the purchase price of each Preferred Share) divided by the lesser of $6.07 (which was the "Market Price" on the closing date of the sale of the Preferred Shares) or 75% of the Market Price. ("Market Price" is the average closing price of the Common Shares for the five days prior to the date of purchase or conversion, as the case may be, of the Preferred Shares.) The Company is obligated to register with the Securities and Exchange Commission (the "Commission") the Common Shares underlying Conversion of the Preferred Shares.

     The Company does not now nor does it intend to enter into any agreements with affiliated parties for the purchase of technologies, the sale of product or the purchase of inventory. (See "Business.")

Item 8. Description of Securities
---------------------------------

     The authorized capital stock of the Company consists of 30,000,000 Common Shares $.01 par value and 5,000,000 Preferred Shares.

Common Shares.
--------------
     10,814,561 Common Shares were issued as of April 30, 1996. Stockholders (i) have general ratable rights to dividends from funds legally available therefor, when, as and if declared by the Company's Board of Directors; (ii) are entitled to share ratably in all assets of American Bio Medica available for distribution to shareholders upon liquidation, dissolution or winding up of its affairs;
(iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per Share on all matters on which shareholders may vote at all shareholder meetings. All Common Shares now outstanding are fully paid and nonassessable and all Common Shares to be sold will be fully paid and nonassessable when issued.

     Stockholders do not have cumulative voting rights. Thus, the holders of more than 50% of such outstanding Common Shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose, and in such event, the holders of the remaining Common Shares will not be able to elect any of the Company's Directors.

Preferred Shares
----------------
     The Board of Directors of the Company has the authority, without further action by the holders of the outstanding Shares of Common Shares, to issue Shares of Preferred Stock from time to time in one or more classes or series, to fix the number of Shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

     In September, 1996, the Company sold 150 8% Cumulative Convertible Preferred Shares, Series A. Each Preferred Share is convertible pursuant to the following formula: $10,000 (the purchase price of each Preferred Share) divided by the lesser of $6.07 (which was the "Market Price" on the closing date of the sale of the Preferred Shares) or 75% of the Market Price. ("Market Price" is the average closing price of the Common Shares for the five days prior to the date of purchase or conversion, as the case may be, of the Preferred Shares. The Company intends to file a registration statement relating to the underlying Common Shares and to secure effectiveness of such registration statement.

Stock Options and Warrants
--------------------------
     The Company has adopted the 1996 Nonstatutory Stock Option Plan. 2,000,000 Shares of Common Stock were reserved under the 1996 Plan. The 1996 Plan is administered by the Board of Directors.

     Stock options under the 1996 Plan may be granted to employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company. The exercise price under the Plan may be more, equal to or less than the then current market price of the Common Shares as deemed to be appropriate.

     The Company has issued 1,631,000 options pursuant to the 1996 Plan. All options are exercisable for a period of three years at $3.00 per share. (See "Certain Relationships and Related Transactions" and Financial Statements - Footnotes.) No options issued under the 1996 Plan have been exercised.

     The Company has issued 500,000 "A" Options which are exercisable at $1.00 through March 14, 1999 and 500,000 "B" Options, which are exercisable at $2.00 through March 14, 1999. Until a registration statement relating to the Common Shares underlying the Options is effective, certificates representing the shares into which the Options are exercised will bear a legend restricting transfer in the absence of an effective registration with the Commission or an exemption therefrom. The Company has no present intention of filing a registration statement relating to the underlying shares.

     The Company has issued 24,712 Common Share purchase warrants. The Warrants are exercisable at $6.07 per share for a period of two years from the date of an effective registration statement relating to the underlying Common Shares. The Company intends to file a registration statement relating to the underlying Common Shares and to secure effectiveness of such registration statement. The Company and the warrantholder have agreed to lower the exercise price of the Warrants to $3.00.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Transactions
---------------------------------------------------------------------------

     The Common Shares are traded on the NASD Electronic Bulletin Board under the symbol "ABMC." The table on the following page sets forth the range of high and low sales prices for the Common Shares on the NASD Bulletin Board for each quarter for the fiscal years 1995 and 1996 and the first and second quarters of fiscal 1997. There are approximately 1,730 holders of Common Shares. As of October 31, 1996, there were outstanding 12,565,227 Common Shares and 150 Preferred Shares each of which is convertible into Common Shares at $10,000 divided by lesser of $6.07 or 75% of the average closing price for the five trading days preceeding conversion. There is one holder of the Preferred Shares which do not trade.

                                             High                 Low
                                             ----                 ----
         Fiscal Year Ending April 30, 1997
         ---------------------------------
         First Quarter                       6.00                 2.00
         Second Quarter                      7.38                 4.31

         Fiscal Year Year Ended April 30, 1996
         -------------------------------------
         Fourth Quarter                      2.00                 0.75
         Third Quarter                       1.00                 0.63
         Second Quarter                      0.62                 0.38
         First Quarter                       0.38                 0.13

         Fiscal Year Ended April 30, 1995
         --------------------------------
         Fourth Quarter                      0.13                 0.06
         Third Quarter                       0.13                 0.06
         Second Quarter                      0.09                 0.06
         First Quarter                       0.19                 0.03



Item 2. Legal Proceedings
-------------------------

     In February, 1994, Robert Friedenberg, as owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed suit to have the Agreement of Exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed a cross claim, in July, 1994, against Dr.
Friedenberg, seeking enforcement of the Agreement of Exchange. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's cross claim to proceed to trial. A pretrial hearing was held in December, 1996 which set a trial date of April 28, 1997. In September, 1996, Dr. Friedenberg died. The implications of his death vis-a-vis the lawsuit cannot be assessed at this time.

     In June, 1995, the Company filed a lawsuit against Jackson Morris, Dr. Friedenberg's counsel, for the breach of attorney-client relationship and his fiduciary duty and negligence in representing the Company in matters relating to Dr. Friedenberg and in the preparation of the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000. The court has set a trial date of September 14, 1998.

     No other legal proceedings are pending to which the Company or any of its property is subject, nor to the knowledge of the Company are any other legal proceedings threatened.

Item 3. Changes in and Disagreement With Accountants
----------------------------------------------------

     None.

Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

     Beginning February 16, 1993, and ending as of July 31, 1996, the Company offered and sold under Rule 504 ("Rule 504") of Regulation D ("Regulation D") to the Securities Act of 1933, as amended, (the "Securities Act") 12% convertible subordinated debentures ("Debentures"). Each Debenture was in the a face amount of multiples of $5,000 with interest at 12% per annum payable quarterly. Holders were given the opportunity to convert the principal amount of their Debentures in whole or in part, into Common Shares, at the rate of $.75 per share. The Company sold an aggregate of $1,417,000 in principal amount of Debentures as of July 31, 1996 to 62 people all of which were converted into a total of 1,889,333 Common Shares.

     The sales of the Debentures qualified under Rule 504 in that the Company was a non-reporting company under the Securities Exchange Act of 1934 (the "Securities Exchange Act") and at the time of each purchase of a Debenture, for the preceding twelve-month period, the Company had raised under paragraph 3(b) to Regulation D less than $1,000,000.

     In November, 1995, the Company issued 100,000 Common Shares to Joel Pensley, pursuant to Rule 504 for $10,000 of legal services. The sales of the Common Shares qualified under Rule 504 to the Securities Act in that the Company was a non-reporting company under the Securities Exchange Act and at the time of the, for the preceding twelve-month period, the Company had raised less than $1,000,000 under paragraph 3(b) to Regulation D.

     The Company sold, between January 2, 1996 and March 15, 1996, pursuant to Rule 504, 25,000 Units at $1.00 per Unit. Each Unit consisted of one Common Share, 20 common share "A" purchase warrants exercisable for six months at $.50 and two "B" common share purchase warrants exercisable at $1.00. As of July 31, 1996, Unit holders had exercised all 250,000 "A" Warrants into 250,000 Common Shares for an aggregate of $125,000 and all 25,000 "B" Warrants for an aggregate of $25,000.

     As of April 30, 1996, the Company had issued 489,181 Common Shares under Regulation D in consideration for past services to five individuals in the amount of $60,975 or an average consideration of $.125 per share.

     As of April 30, 1996, the Company issued to OTC Communications 100,000 Common Shares under Rule 504 as consideration for corporate public relations services rendered per contract at a value of $.65 per share.

     As of April 30, 1996, the Company issued to Riverside Consulting Group, Inc. 25,000 Common shares under Rule 504 in consideration for financial consulting services of $12,500 at $.50 per share.

     As of April 30, 1996, the Company approved the issuance to OTC Communications 500,000 Common Shares under Regulation D as consideration for corporate public relations services rendered per contract and 50,000 Common Shares for expenses at a value of $.325 per share.

     As of July 31, 1996, the Company issued an aggregate of 100,000 Common Shares to two individuals under Rule 504 at $.50 per share for an aggregate of $50,000 in consideration for financial consulting services.

     All sales of Common Shares or the exercise of the Warrants pursuant to Rule 504 qualified under that rule in that the Company was a non-reporting company under the Securities Exchange Act and at the time of each purchase of a Common Share or exercise of a Warrant, for the preceding twelve-month period, the Company had raised less than $1,000,000 under paragraph 3(b) to Regulation D.

     In September, 1996, the Company sold 150 8% Cumulative Convertible Preferred Shares, Series A (the "Preferred Shares") under Regulation D for an aggregate of $1,500,000 less commissions of 6% or $90,000. Each Preferred Share is convertible pursuant to the following formula: $10,000 (the purchase price of each Preferred Share) divided by the lesser of $6.07 (which was the "Market Price" on the closing date of the sale of the Preferred Shares) or 75% of the Market Price - the average closing price of the Common Shares for the five days prior to the date of purchase or conversion, as the case may be, of the Preferred Shares.) The holder(s) of the Preferred Shares may convert a maximum of one-half of the Preferred Shares on or after 60 days of the purchase of the Preferred Shares and all the Preferred Shares on or after 90 days from the date of purchase.

     In September, 1996, the Registrant issued 24,712 Warrants as part of the compensation to the placement agent which introduced the Company to the purchase of the Preferred Shares. Each warrant is exercisable into one Common Share at $6.07 for a period of two years commencing the effective date of a registration statement relating to the underlying Common Shares.

     In March, 1996, the Registrant issued to OTC Communications 500,000 OTC "A" Options exercisable until March 14, 1999 at $1.00 per share and 500,000 OTC "B" Options exercisable until March 14, 1999 at $2.00 per share. These warrants and the shares underlying them are restricted.

     In June, 1996, the Company adopted its 1996 Nonstatutory Stock Option Plan (the "1996 Plan") under which a maximum of 2,000,000 Nonstatutory Options may be issued. 1,500,000 Nonstatutory Options were issued on June 28, 1996 as follows:
Stan Cipkowski, President, 550,000 options; Edmund Jaskiewicz, Executive Vice-President, 250,000 options; Jay Bendis, Vice-President-Marketing, 300,000 options; Henry Wells, Director, 150,000 options; Joel Pensley, Esq. 160,000 options, Michael Roy Fugler, Esq. 40,000 options and two non-management employees, 25,000 options each. Each Nonstatutory Option entitles the holder to purchase one Common Share for $3.00 until June 27, 1999. The Common Shares underlying the Nonstatutory Options have not been registered under the Securities Act.

Item 5. Indemnification of Directors and Officers
-------------------------------------------------

     The personal liability of the directors of the Corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

     Section 402(b) of the Business Corporation Law of New York reads:

     "The certificate of incorporation may set forth a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity, provided that no such provision shall eliminate or limit:

     (1) the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated section 719, or

     (2) the liability of any director for any act or omission prior to the adoption of a provision authorized by this paragraph."

     The New York Business Corporation Law provides for the indemnification of the Company's officers, directors and corporate employees and agents under certain circumstances as follows:

     Sections 721 through 726 read as follows:

     "721   NONEXCLUSIVITY  OF  STATUTORY   PROVISIONS  FOR  INDEMNIFICATION  OF
DIRECTORS AND OFFICERS.

     The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

     722  AUTHORIZATION  FOR  INDEMNIFICATION  OF DIRECTORS AND OFFlCERS.

     (a) A corporation may indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

     (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

     (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by mason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was seeing at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys/lees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation. unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

     723 PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

     (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

     (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

     (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

     (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

     (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

     (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

     (C) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

         724 INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

     (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers) and paragraph (a) of section 723. Application therefore may be made, in every case, either

     (1) In the civil action or proceeding in which the expenses were incurred or the amounts were paid, or

     (2) to the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid

     (b) the application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice by given at the expense of the corporation to the shareholder and such other person as it may designate in such manner as it may require.

     (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

     725 OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

     (b) No  indemnification,  advancement or allowance shall be made under this article in any circumstance where it appears:

     (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification

     (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

     (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

     (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

     (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

     (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

     726 INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

     (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

     (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

     (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

     (b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

     (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

     (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

     (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

     (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

     (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government."

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (201) 790-8775

To The Board of Directors and Shareholders of American Bio Medica Corporation

     I have audited the accompanying balance sheet of American Bio Medica Corporation ( a development stage company) as of April 30, 1995 and 1996 and the related statements of operations, cash flows and shareholders' equity for the years ended April 30, 1995 and 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Bio Medica Corporation ( a development stage company) as of April 30, 1995 and 1996 and the results of its operations, shareholders equity and cash flows for the years ended April 30, 1995 and 1996 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that American Bio Medica Corporation (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of American Bio Medica Corporation (a development stage company) to continue as a going concern.



                                          Thomas P. Monahan, CPA
July 15, 1996
Paterson, New Jersey

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET

                                  April 30,           April 30,      October 31,
                                    1995                1996          1996
                                  ________            _________      ________

                                     Assets

Current assets
  Cash                              $82,833           $437,532       $188,479
  Investment-short term                                             1,411,866
  Accounts receivable                72,579             34,500         48,214
  Inventory                          27,551             22,301         51,042
  Prepaid expenses                   15,089
                                    _______            _______        _______
Total current assets                198,052            494,333      1,699,601
Capital assets - net                 24,575             20,575         78,073


Other assets
  License rights                    183,670            110,070         92,070
  Patent costs                       21,000             21,000         22,595
Total other assets                  204,670            131,070        114,665
                                    _______           ________       ________
Total assets                       $427,297           $645,978     $1,892,339
                                   ========           ========     ==========

                                       F-2



                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                                  BALANCE SHEET

                      Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and
    accrued expenses                $64,076            $33,248        $27,827
  Notes payable                      89,258
  Convertible debenture payable     500,000            132,000
                                    _______            _______         ______
Total current liabilities           653,334            165,248         27,827
                                    _______            _______         ______
Long term liabilities
  Convertible debenture payable     214,000
  Note payable                      126,500            126,500
                                    _______            _______
  Total long term liabilities       340,500            126,500

Capital stock
  Capital stock-authorized
  30,000,000 common shares,
  par value $.01 each, at
  April 30, 1995 and 1996 and
  October 31, 1996, the shares
  outstanding were 8,350,378,
  12,089,561 and 12,565,227
  respectively.                      83,503            120,895        125,651

  Preferred stock-authorized
  5,000,000 preferred shares,
  par value $.01 each at
  October 31, 1996, the
  number of shares outstanding
  was 150.                                                                  1

  Additional paid in capital        755,173          2,635,006      4,415,749

 Deficit accumulated during
    development stage            (1,405,213)        (2,401,671)    (2,676,889)
                                 ___________        ___________    ___________

Total stockholders' equity         (566,537)           354,230      1,864,512
                                 ___________        ___________    ___________
Total liabilities and
    stockholders' equity           $427,297           $645,978     $1,892,339
                                   ========           ========     ==========


                 See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS

                                       For the six    For the six   Inception
                   For the   For the   months ended   months ended,  April 10,
                 year ended year ended   October 31,  October 31      1986 to
                  April 30,  April 30,      1995        1996        October 31,
                    1995       1996     (unaudited)  (unaudited)      1996
                    ----       ----     -----------  -----------      -----

Income             $137,891   $158,105     $82,416       $48,587     $5,389,882
Less cost of
 goods sold          45,204     96,444      26,373        25,778      3,149,900
                    -------     ------      ------        ------      ---------

Gross profit         92,687     61,661      56,043        22,809      2,239,982

Operations:
  General and
   administrative   129,719    518,826      66,672       336,113      3,757,056
  Depreciation and
   amortization      75,600     77,600      37,800        23,000        312,664
  Research and
   development      135,412    358,844      98,401        66,750        631,936

                    -------    -------      ------        ------
--------
 Total expense      340,731    955,270     202,873       425,863      4,701,656

 Loss before
   other income    (248,044)  (893,609)   (146,830)     (403,054)    (2,461,674)
Other income
   and expenses
  Retirement of
   debt (Note 9)                                         126,500        126,500
  Interest income    10,145        356       1,200         1,336         15,356
  Interest expense  (67,429)  (103,205)    (47,566)                   (357,071)

                     ------    -------      ------        ------        -------
  Total other income(57,284)  (102,849)    (46,366)      127,836
(215,215)
    and expenses
                    -------   ---------   --------      ---------    ----------
Net Profit (Loss) $(305,328) $(996,458)  $(193,196)    $(275,218)   $(2,676,889)
 from operations
                   =========  =========  ==========    ==========
===========
Net income (loss)
 per share           $(0.02)    $(0.08)     $(0.02)       $(0.02)        $(0.21)
                   =========  =========  ==========    ==========    ===========
Number of shares
 outstanding     12,565,227 12,565,227  12,565,227    12,565,227     12,565,227

                 ========== ==========  ==========    ==========     ==========





                 See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS

                                             For the     For the
                       For the    For the  six months  six months    Inception
                        year        year      ended        ended      April 10,
                        ended       ended    October      October     1986) to
                       April 30,  April 30,  31, 1995      1996        October
                        1995        1996   (unaudited)  (unaudited)   31, 1996
                        ----        ----   ----------    ----------   ---------

CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net profit (loss)  $(305,328)  $(996,458) $(193,196)  $(275,218)  $(2,676,889)
  Amortization
   and depreciation     75,600      77,600     37,800      23,000       312,664
  Consulting fees                  306,250                 50,000       356,250
  Compensation
   agreement                       125,000                              125,000
  Retirement of debt
   (Note 9)                                               126,500      (126,500)
Adjustments to
 reconcile net
 income to net cash
  Accounts receivable  (55,234)     38,079      3,722     (13,714)      (48,214)
  Inventory            (19,420)      5,250      2,923     (28,741)      (51,042)
  Prepaid expenses     (40,683)     15,089      7,391
 Accounts payable      (36,151)    (30,828)     5,489      (5,421)       27,827

                       --------    --------     -----      -------       ------
TOTAL CASH FLOWS
 FROM OPERATIONS      (381,216)   (460,018)  (135,871)   (123,594)   (2,080,904)
CASH FLOWS
 FROM FINANCING
ACTIVITIES
  Convertible
   debenture           446,278     693,000    180,500    (132,000)    1,407,000
  Notes payable                    (89,289)                             126,500
  Sale of  stock                   150,000              1,481,903     2,209,819
  Issuance of
   stock for services               61,006                               99,253

                       -------     -------    -------   ---------     ---------
TOTAL CASH FLOWS
 FROM FINANCING        446,278     814,717    180,500   1,349,903     3,842,572
ACTIVITIES
CASH FLOWS
 FROM INVESTING
ACTIVITIES
  Patent costs                                             (2,000)       (2,000)
  Investments
   short term                                          (1,411,866)   (1,411,866)
  Capital assets                                          (61,496)     (159,323)
                                                          --------     ---------
TOTAL CASH FLOWS
 FROM INVESTING                                        (1,475,362)   (1,573,189)
ACTIVITIES
NET INCREASE
 (DECREASE) IN CASH     65,062     354,699     44,629    (249,053)      188,479
CASH BALANCE
 BEGINNING OF PERIOD   147,895      82,833     82,833     437,532          -0-
                       -------      ------     ------     -------       -------
CASH BALANCE
 END OF PERIOD         $82,833    $437,532    $38,204    $188,479      $188,479
                       =======    ========    =======    ========      ========


                See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                            Deficit
                                                          accumulated
                                               Additional    during
               Common     Common    Preferred   paid-in   Development
  Date         Stock      Stock       Stock      capital    Stage       Total
  ----         -----      -----       -----      -------   ---------    ------

4-10-1986(1)  1,600,000   $16,000                $11,727               $27,727
4-11-1986(1)    200,000     2,000                                        2,000
4-30-1986      Net Loss                                      $(612)       (612)
               --------     -----                 ------     ------    -------
4-30-1986     1,800,000    18,000                 11,727      (612)     29,115

7-9-1986(2)     200,000       2,000               42,888                44,888
4-30-1987(3)    360,935       3,609              357,326               360,935
4-30-1987(4)                                      74,854                74,854
4-30-1987      Net Loss                                     (45,981)   (45,981)
               --------      ------              -------    -------    -------


4-30-1987     2,360,935      23,609              337,087    (45,369)   406,065


4-30-1988(5)                                      67,056                67,056
4-30-1988      Net loss                                    (417,760)  (417,760)
               --------      ------               ------  ---------   --------

4-30-1988     2,360,935      23,609              404,143   (372,391)    55,361

4-30-1989        25,000         250                6,000                 6,250
4-30-1989      Net loss                                     (51,677)   (51,677)
4-30-1989(5)                                      19,520                19,520
              ---------      ------              -------    -------    -------

4-30-1989     2,385,935      23,859              429,663   (424,068)    29,454

4-30-1990      Net loss                                     (13,352)   (13,352)

              ---------    --------              -------   --------    -------


4-30-1990     2,385,935      23,859              429,663   (437,420)    16,102

4-30-1991(9)    742,000       7,420              193,229               200,649
4-30-1991      Net loss                                    (419,654)  (419,654)
               --------       -----              -------   --------   --------


4-30-1991     3,127,935      31,279              622,892   (857,074)   202,903

4-30-1992(6)    474,800       4,748                                      4,748
4-30-1992      Net loss                                     (51,194)   (51,194)
               --------      ------              -------  ---------   --------


4-30-1992     3,602,735      36,027              622,892   (908,268)   249,349


                                                          Deficit
                                                          accumulated
                                               Additional    during
               Common     Common    Preferred   paid-in   Development
  Date         Stock      Stock       Stock      capital    Stage       Total
  ----         -----      -----       -----      -------   ---------    ------

4-30-1992     3,602,735      36,027               622,892   (908,268)   249,349
4-30-1993(12) 1,717,771      17,177                11,833                29,010
4-30-1993(7)  6,029,872      60,299                90,448               150,747
4-30-1993    Net profit                                      (42,374)   (42,374)
             ----------     -------               -------   --------    -------

4-30-1993    11,350,378    $113,503              $725,173   (950,642)  $111,966
4-30-1994      Net loss                                     (149,243)  (149,243)
               --------     -------              -------    --------  ---------

4-30-1994    11,350,378     113,503               725,173 (1,099,885)   261,209
10-18-1995(8 (3,000,000)    (30,000)                                    (30,000)
4-30-1995                                                   (305,328)
(305,328)
             ----------     -------               -------  ---------   --------
4-30-1995     8,350,378      83,503               755,173 (1,405,213)   566,537

11-3-1995       500,000       5,000               120,000               125,000
4-30-1996(10) 1,700,002      17,000             1,258,000             1,275,000
4-30-1996(11)    25,000         250                24,750                25,000
4-30-1996(12)   250,000       2,500               122,500               125,000
4-30-1996(13)   489,181       4,892                56,083                60,975
4-30-1996(14)   125,000       1,250                61,250                62,500
4-30-1996(15)   100,000       1,000                64,000                65,000
4-30-1996(16)   550,000       5,500               173,250               178,750
4-30-1996      Net loss                                     (996,458)  (996,458)
               --------     -------             ---------  ---------  ---------

4-30-1996    12,089,561    $120,895            $2,635,006 (2,401,671)  $354,230
 Unaudited
6-4-1996         11,333         113                 8,387                 8,500
6-4-1996         25,000         250                24,750                25,000
7-31-1996(10)   176,000       1,760               130,240               132,000
7-31-1996(10)    13,333         133                 9,867                10,000
7-31-1996(14)   100,000       1,000                49,000                50,000
7-31-1996(17)    32,000         320                31,680                32,000
7-31-1996(18)   100,000       1,000                99,000               100,000
9-9-1996(17)     18,000         180                17,820                18,000
9-23-1996(19)                               $1  1,409,999             1,410,000
10-31-1996     Net loss                                     (275,218)  (275,218)
               --------     -------         --  ---------  ---------  ---------

10-31-1996   12,565,227    $125,651         $1 $4,415,749$(2,676,889)$1,864,512
             ==========    ========         ==  =======   ==========  =========

     (1)  Issuance of Common Shares for initial capital contribution

     (2) Sale of Common Shares through private placement at $.25 per share

     (3) Sale of Common Shares through Unit offering at $1.00 per Unit plus one warrant

     (4)  Write off of related offering expense

     (5)  Forgiveness of salary

     (6)  Sale of Common Shares at $.001 par value for cash

     (7)  Common Shares issued pursuant to acquisition

     (8)  Return of Common Shares by Edmund Jaskiewicz

     (9) Issuance of Common Shares to Jay Bender pursuant to employment contract at $.25 per share.

     (10) Common Shares issued for conversion of debt

     (11) Common Shares issued pursuant to sale of 25,000 Units

     (12) Common Shares issued for Warrant conversion at $.50

     (13) Common Shares issued in consideration for services under Regulation D at $.125 per share

     (14) Common Shares issued pursuant to Rule 504 at $.50 per share

     (15) Common Shares issued under Rule 504 at $.65 per share

     (16) Common Shares issued pursuant Regulation D at $.325 per share

     (17) Common Shares issued upon exercise of "B" Warrants

     (18) Common Shares issued upon exercise of "A" Warrants

     (19) Shares of preferred stock for $1,500,000 less $90,000 in offering expense











                 See accompanying notes to financial statements.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

Note 1 - Organization of Company and Issuance of Common Shares

     a. Creation of the Company
     --------------------------

     American Bio Medica Corporation (the "Company") was formed under the laws of the State of New York on April 10, 1986 under the name, American Micro Media, Inc. The authorized capital was 200 Common Shares without par value. On May 20, 1986, the Company amended its certificate of incorporation to increase the number of authorized common shares to 20,000,000 shares of $.01 par value per share. On September 12, 1986, the Company amended its certificate of incorporation to remove preemptive rights. On September 28, 1992, the Company amended its certificate of incorporation to increase the aggregate number of authorized common shares to 30,000,000 shares of $.01 par value per share ("Common Shares") and to change its name to American Bio Medica Corporation.

     b. Description of the Company
     -----------------------------

     From inception until 1991, the Company was involved in marketing educational books and software to schools and municipal libraries and audio-visual educational packages to corporations throughout the United States. In 1991, the Company reduced its concentration on this market because of competition, increasing costs of doing business and slow collections from municipalities and sought new technologies in emerging medical markets. The Company has, however, continued to sell audio-visual packages to libraries.

     The Company is currently in the business of acquiring, developing and marketing biomedical technologies and products. The Company currently owns two technologies for screening drugs of abuse, a workplace screening test and a preliminary test for use by laboratories. The Company also owns a patented low cost method for producing Keratin proteins. The uses for Keratin proteins include hardening of nails and carrying topical lotions and medicines through the skin.

     c. Issuance of Common Shares
     ----------------------------

     In fiscal 1995, the Company rescinded the right to have an aggregate of 9,044,808 Common Shares issued to Robert Friedenberg, Richard Davidson and Jackson Morris, certain sellers of capital stock of companies which claimed to own certain biomedical technologies, on the grounds of breach of contract. In addition, 3,000,000 of the 6,029,872 Common Shares owned by Edmund Jaskiewicz, Chairman of the Board, Executive Vice-President, Secretary and a Director, were voluntarily returned by him to the Company for cancellation.

     On November 3, 1995, the Company entered into a three year employment agreement with Jay Bendis, Vice-President-Marketing. Pursuant to this agreement, the Company is obligated to issue 500,000 Common Shares. 400,000 of such shares are subject to vesting provisions.

     As of April 30, 1995 and 1996, the Company had borrowed an aggregate of $714,000 and $1,407,000, respectively, on a convertible debenture basis, the principal amount of each debentures convertible at the option of the holder into Common Shares at $.75 per share. As of April 30, 1996, $1,275,000 principal amount of convertible debentures had been converted into an aggregate of 1,700,002 Common Shares. As of April 30, 1996, the principal amount of convertible debentures which had not yet been converted into Common Shares was $132,000.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     As of April 30, 1996, the Company sold, through a private placement, 25,000 Units consisting of 25,000 Common Shares, 500,000 "A" Warrants and 50,000 "B" Warrants for an aggregate consideration of $25,000.

     As of April 30, 1996, Unit holders exercised 250,000 "A" Warrants into 250,000 Common Shares at an exercise price of $.50, for an aggregate of $125,000.

     As of April 30, 1996, the Company issued 489,181 Common Shares in consideration for past services to five individuals in the amount of $60,975 or an average consideration of $.125 per share.

     As of April 30, 1996, the Company issued to OTC Communications 100,000 Common Shares under Rule 504 ("Rule 504") to the Securities Act of 1933, as amended, (the "Securities Act") as consideration for financial consulting services rendered per contract at a value of $.65 per share.

     As of April 30, 1996, the Company issued to Riverside Consulting Group, Inc. 25,000 Common Shares under Rule 504 in consideration for financial consulting services of $12,500 at $.50 per share.

     As of April 30, 1996, the Company issued 100,000 Common Shares to two persons at $.50 per share in consideration for financial consulting services.

     As of April 30, 1996, the Company approved the issuance to OTC Communications 500,000 Common Shares under Regulation D as consideration for financial consulting services rendered per contract and 50,000 Common Shares for expenses at a value of $178,750 or $.325 per share.

     As of July 31, 1996, holders had converted the balance of the convertible debentures in the aggregate principal amount of $132,000 into 176,000 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold an additional convertible debenture in the amount of $10,000 which was converted into 13,333 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold 100,000 Common Shares at $1.00 through the exercise of 100,000 "A" Warrants.

     As of July 31, 1996, the Company sold 32,000 Common Shares at $1.00 per share through the exercise of 32,000 "B" Warrants.

     As of September 30, 1996, the Company sold 18,000 Common Shares at $1.00 per share through the exercise of 18,000 "B" Warrants.

Note 2 - Summary of Significant Accounting Policies

     a. Basis of Financial Statement Presentation
     --------------------------------------------

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,676,889 for period from inception (April 10, 1986) to October 31, 1996 and $275,218 for the six month period ended October 31, 1996. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. As of October 31, 1996, $1,407,000 of debt was converted into Common Shares at $.75 per share.

     The Company has not yet generated sufficient revenues during its limited operating history to meet its ongoing expenses. The Company sold additional debentures in the principal amount of $18,500 and received $175,000 through warrant exercise at $1.00 each and sold 150 convertible preferred shares at $10,000 each for an aggregate consideration of $1,500,000 and net proceeds of $1,405,000 with this increase in working capital, the Company expects to finance the marketing, sales and manufacturing of its workplace drug test kits.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     The Company will require substantial funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source of inventory of parts supply, initiating marketing penetration and signing hospitals and medical centers to maintenance contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.

     The financial statements presented consist of the balance sheets dated April 30, 1995 and 1996 the unaudited balance sheet as at October 31, 1996 and the related statements of operations, retained earnings and cash flows for the years ended April 30, 1995 and 1996 and the unaudited statements of operations, retained earnings and cash flows for the six months ended October 31, 1995 and 1996 and the period from inception April 10, 1986 to October 31, 1996.

     b. Earnings per Share
     ---------------------

     Earnings per share have been computed on the basis of total number of Common Shares outstanding as of October 31, 1996. On that date, 12,565,227 Common Shares were outstanding.

     c. Revenue Recognition
     ----------------------

     Revenue is recognized when merchandise is shipped or services are rendered.

     d. Organization Expense
     -----------------------

     The cost of organizing the Company was charged to operations on a straight line basis over a five year period.

     e. Cash and Cash Equivalents
     ----------------------------

     Cash and cash equivalents consist of all cash balances and highly liquid investments with a maturity of three months or less. Excess cash balances are primarily invested in U.S. treasury bills with lesser amounts invested in high quality commercial paper and time deposits.

     f. Research and Development Expenses
     ------------------------------------

     Research and development costs are charged to operations when incurred.

     g. Patents and License Agreements
     ---------------------------------

     Certain costs incurred to acquire exclusive licenses of patentable technology are capitalized and amortized over a five year period or the term of the license, whichever is shorter. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefit but not more than 40 years.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

    h. Unaudited Financial Information
    ----------------------------------

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of October 31, 1996 and the results of its operations and its cash flows for the six months ended October 31, 1995 and 1996. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note 3 - Inventory

     Inventory has been recorded at the lower of cost or market under the first-in-first-out method. Inventory components were as follows:


                         April 30, 1995     April 30, 1996   October 31, 1996
                         ______________     ______________     _____________

     Finished Goods        $27,551             $22,301            $51,042

Note 4 - Related Party Transactions

     a. Issuance of Shares
     ---------------------

     In September 1992, the Company entered into a share exchange agreement (the "Share Exchange Agreement") by which it acquired all the issued and outstanding common stock of three companies ("Target Companies") two of which were owned by Robert M. Friedenberg, Richard Davidson and Jackson Morris and the third by Edmund Jaskiewicz, the sole assets of which corporations were various biomedical technologies, in exchange for an aggregate of 15,074,680 Common Shares. Dr. Friedenberg became a director of the Company. As president of two of the Target Companies, he failed, on behalf of the companies of which he was president, to turn over the claimed technologies and/or misrepresented them and resigned as an officer and director of the Company. The right to receive Common Shares by Dr. Friedenberg and Messrs. Davidson and Morris (aggregating 9,044,808 shares) were rescinded by the Company and the right of the Company to have capital stock of two of the Target Companies issued to it were likewise rescinded. The 6,029,872 Common Shares due Mr. Jaskiewicz were duly issued to him. However, he rescinded, in October, 1995, without consideration, 3,000,000 of his Common Shares the actual cancellation of the certificates representing such shares was effected in February, 1996.

     b. Nonstatutory Option Plan
     ---------------------------

     In June, 1996, the Company adopted its 1996 Nonstatutory Stock Option Plan (the "1996 Plan"). Options to purchase 2,000,000 Shares are included in the 1996 Plan of which 1,500,000 were issued on June 28, 1996 as follows: Stan Cipkowski, President, 550,000 options; Edmund Jaskiewicz, Executive Vice-President, 250,000 options; Jay Bendis, Vice-President-Marketing 300,000 options; Henry Wells, Vice-President-Product Development, 150,000 options; Joel Pensley, Esq. 160,000 options, Michael Roy Fugler, Esq. 40,000 options (partners in Pensley & Fugler, special securities counsel) and two non-management employees, 25,000 options each.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     c. Employment Agreement with Jay Bendis
     ---------------------------------------

     On November 3, 1995, the Company entered into a three year employment agreement with Jay Bendis, Vice-President-Marketing and Sales. Under this agreement, Mr. Bendis received an annual salary of $24,000 per year until April 30, 1996 and presently receives $48,000 per year. When the Company generates an aggregate of $500,000 gross revenues from the sale of biomedical products, Mr. Bendis' salary will be increased to $60,000 per year. In addition to his salary, Mr. Bendis will receive a bonus equal to 2% of the gross revenues of the Company above $1,000,000 per fiscal year until such annual revenues reach $3,000,000, 1.5% of gross revenues between $3,000,000 and $5,000,000 per year and 1% thereafter.

     In addition, in consideration of past services valued at $125,000 or $.25 per share, Mr. Bendis received the right to receive 500,000 Common Shares. Certificates representing 400,000 Common Shares are being held by the Company and shall not vest until the happening of the following events:

     100,000 shares upon the Company's achieving $1,000,00 in gross revenues from sales of biomedical products;

     100,000 shares upon the Company's achieving $2,000,00 in gross revenues from sales of biomedical products;

     100,000 shares upon the Company's achieving $3,000,00 in gross revenues from sales of biomedical products; and

     100,000 shares upon the Company's achieving $4,000,00 in gross revenues from sales of biomedical products.

     Certificates representing shares which have not vested on or before April 30, 1998 (or the end of the next succeeding fiscal year in the event the Company changes its fiscal year) will be returned to the Company's stock transfer agent for cancellation. No bonuses will be paid or shares vest subsequent to any election by Mr. Bendis to terminate his employment agreement or subsequent to his discharge for cause from employment by the Company. Mr. Bendis also is entitled to receive health insurance, to participate in stock option or similar plans or other benefits offered generally to management employees and to have out-of-pocket expenses reimbursed.

     d. Employment Agreement with Edmund Jaskiewicz
     ----------------------------------------------

     On November 3, 1995, the Company entered into a three year employment agreement with Edmund Jaskiewicz, Executive Vice-President. Under this agreement, Mr. Jaskiewicz received an annual salary of $24,000 per year until April 30, 1996 and presently receives $48,000 per year. When the Company generates an aggregate of $500,000 gross revenues from the sale of biomedical products, Mr. Jaskiewicz's salary will be increased to $60,000 per year. In addition to his salary, Mr. Jaskiewicz will receive a bonus equal to 2% of the gross revenues of the Company above $1,000,000 per fiscal year until such annual revenues reach $3,000,000, 1.5% of gross revenues between $3,000,000 and $5,000,000 per year and 1% thereafter. No bonuses will be paid or shares vest subsequent to any election by Edmund Jaskiewicz to terminate his employment agreement or subsequent to his discharge for cause from employment by the Company. Mr. Jaskiewicz also is entitled to receive health insurance, to participate in stock option or similar plans or other benefits offered generally to management employees and to have out-of-pocket expenses reimbursed.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     e. Employment Agreement with Stan Cipkowski
     -------------------------------------------

     On November 3, 1995, the Company entered into a three year employment agreement with Stan Cipkowski, President. Under this agreement, Mr. Cipkowski received an annual salary of $36,000 per year until April 30, 1996 and presently receives $60,000 per year. When the Company generates an aggregate of $500,000 gross revenues from the sale of biomedical products, Mr. Cipkowski's salary will be increased to $72,000 per year. In addition to his salary, Mr. Cipkowski will receive a bonus equal to 2% of the gross revenues of the Company above $1,000,000 per fiscal year until such annual revenues reach $3,000,000, 1.5% of gross revenues between $3,000,000 and $5,000,000 per year and 1% thereafter. No bonuses will be paid or shares vest subsequent to any election by Mr. Cipkowski to terminate his employment agreement or subsequent to his discharge for cause from employment by the Company. Mr. Cipkowski also is entitled to receive health insurance, to participate in stock option or similar plans or other benefits offered generally to management employees and to have out-of-pocket expenses reimbursed.

Note 5 - Acquisition of Medical Technology

     On September 3, 1992, the Company entered into the Share Exchange Agreement with Dr. Friedenberg, Richard Davidson, Jackson Morris and Edmund M. Jaskiewicz for the acquisition of the outstanding capital stock of Medical Diagnostics, Inc. ("MDI") (wholly owned by Dr. Friedenberg, Gendex, Inc. ("Gendex, Inc.") (wholly owned by Dr. Morris) and Protein Resources Corporation ("Protein Resources") (wholly owned by Mr. Jaskiewicz), corporations owned by these parties. Pursuant to the Share Exchange Agreement, the Company agreed to exchange Common Shares or all of the issued and outstanding capital stock of these companies as follows:

 Robert Friedenberg                             6,029,872 shares
 Richard Davidson                               1,130,601 shares
 Edmund Jaskiewicz                              6,029,872 shares
 Jackson Morris                                 1,884,335 shares

                 Total                         15,074,680  shares

     Dr.   Friedenberg  and  Mr.   Jaskiewicz  had,   simultaneously   with  the
transaction, transferred their right to receive some Common Shares to Messrs. Davidson and Morris.

     The transactions relating to MDI and Gendex were rescinded by the Company on the grounds of failure of consideration and breach of contract.

     The acquisition of Protein Resources has been accounted for as an acquisition using the purchase method. The basis of the consideration was the exchange of 6,029,873 Common Shares for which no registration with the Commission has or is intended to be filed, representing the historic cost incurred by Dr. Jaskiewicz of $150,747. The Company agreed to value the common used for the acquisition at one half the closing bid price at the date of the agreement (or one/half of the closing bid price of $.05 per share or $.025 per share) in consideration of receiving unregistered Common Shares and the risk of the holding period before such shares could be publicly sold. This amount was allocated to patent costs in the amount of $60,000 and license rights in the amount of $90,747. Accordingly, the accompanying financial statements include the results of operations of the consolidated operations from the date of acquisition, September 3, 1992 to present.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     In February, 1994, Robert Friedenberg, as owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed suit to have the Agreement of Exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed cross claim, in July, 1994, against Dr.
Friedenberg, seeking enforcement of the Agreement of Exchange. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's cross claim to proceed to trial. The Company never issued certificates representing its Common Shares to Dr. Friedenberg, or Messrs. Davidson or Morris pursuant to the Share Exchange Agreement due to its breach and rescinded the acquisition of the outstanding capital stock of MDI and Gendex.

Note 6 - 12% Convertible Subordinated Debentures

     Beginning February, 1993, the Company offered and sold under Rule 504 12% convertible subordinated debentures. Interest on each debenture was due and was paid quarterly. The principal amounts of the debentures were convertible, in whole or in part, into Common Shares, at the rate of $.75 per share. The Company sold an aggregate of $714,000 of debentures as of April 30, 1995 and $1,407,000 as of April 30, 1996. As of April 30, 1996, $1,275,000 of convertible debentures had been converted into 1,700,002. As of April 30, 1996, the balance due by the Company to the holders of convertible debentures who had not elected to converted to Common Shares was $132,000.

     As of April 30, 1996, the Company has reserved sufficient authorized but unissued Common Shares for conversion of the Debentures which shares, upon issuance and delivery, would be duly and validly issued, fully paid and nonassessable.

     As of July 31, 1996, holders had converted the balance of the convertible debentures in the amount of $132,000 into 176,000 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold an additional convertible debenture in the amount of $10,000 which was converted into 13,333 Common Shares $.75 per share.

 Note 7 - Preferred Shares

     The Company amended its certificate of incorporation authorizing the issuance of 5,000,000 preferred shares, $.01 par value each. The board of directors of the Company has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series.

     The Company sold 150 8% Cumulative Convertible Series A Preferred Shares for an aggregate of $1,500,000 ($10,000 per share) less commissions of $90,000 and $5,000 in offering expenses for a net consideration of $1,405,000. Each Preferred Share is convertible into Common Shares pursuant to the following formula: $10,000 divided by the lesser of $6.07 or 75% of the average of the daily closing bid prices for the five consecutive trading days ending on the trading day prior to the day on which preferred shares are converted to Common Shares. All accrued but unpaid dividends are payable in cash. The Company has agreed to register the Common Shares underlying the preferred shares within 180 days of the date of purchase, September 23, 1996.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     The Company has reserved a maximum of 600,000 Common Shares for the conversion of Preferred Shares.

     The Company has issued 24,712 Common Share purchase warrants. The Warrants are exercisable at $3.00 per share for a period of two years from the date of an effective registration statement relating to the underlying Common Shares.

Note 8 - Income Taxes

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of April 30, 1996 and October 31, 1996, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At October 31, 1996, the Company has a net operating loss carry forward for income tax purposes of $2,676,889. This carry forward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation in the event that there is a cumulative change in ownership of the Company of more than 50%.

     The components of the net deferred tax asset as of October 31, 1996 are as follows:

     Deferred tax asset:
          Net operating loss carry forward                     $ 910,029
          Valuation allowance                                  $(910,029)
          Net deferred tax asset                               $   -0-
                                                               ==========

     The Company recognized no income tax benefit from the loss generated in the year ended April 30, 1996 and for the six months ended October 31, 1996. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 9 - Commitments and Contingencies

     a. Private Placement of Securities
     ----------------------------------

     The Company offered, pursuant to Rule 504 of the Securities Act, 50,000 Units at $1.00 per Unit. Each Unit consisted of one Common Share, 20 common share "A" purchase warrants exercisable for six months at $.50 and two common share "B" purchase warrants exercisable at $1.00. The "B" Warrants were exercisable for a period of three months, subject to extension by the Company, beginning six months from January 2, 1996.

                         AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     As of April 30, 1996, the Company had closed that offering with the sale of 25,000 Units consisting of 25,000 Common Shares, 500,000 "A" Warrants and 50,000 "B" Warrants for an aggregate consideration of $25,000. As of April 30, 1996, Unit holders had exercised 250,000 "A" Warrants into 250,000 Common Shares for an aggregate of $125,000. As of April 30, 1996, the Company had reserved 300,000 Common Shares underlying the unexercised Unit Warrants.

     As of April 30, 1996, the Company issued to OTC Communications 100,000 Common Shares under Rule 504 as consideration for financial consulting services rendered per contract at valued at $178,750 or $.65 per share.

     As of April 30, 1996, the Company issued to Riverside Consulting Group, Inc. 25,000 Common Shares under 504 in consideration of financial consulting services of $12,500 at $.50 per share.

     As of July 31, 1996, the Company sold 100,000 Common Shares at $1.00 through the exercise of 100,000 "A" Warrants.

     As of July 31, 1996, the Company sold 32,000 Common Shares at $1.00 per share through the exercise of 32,000 "B" Warrants.

     As of September 30, 1996, the Company sold 18,000 Common Shares at $1.00 per share through the exercise of 18,000 "B" Warrants.

     b. 12% Convertible Subordinated Debentures
     ------------------------------------------

     The Company is obligated to convert the outstanding Debentures at the option of the holders into Common Shares at a ratio one share for each $.75 principal amount of each Debenture so converted. At April 30, 1996, the Company had reserved 176,000 Common Shares for conversion of the aggregate principal amount of $132,000 of the Debentures which had not been converted as of April 30, 1996.

     As of July 31, 1996, holders had converted the balance of the convertible debentures in the amount of $132,000 into 176,000 Common Shares at $.75 per share.

     As of July 31, 1996, the Company sold an additional convertible debenture in the amount of $10,000 and was converted into 13,333 Common Shares at $.75 per share.

     c. Lawsuits
     -----------

     1. In February, 1994, Robert Friedenberg, as owner of the two medical technology companies, MDI and Gendex, acquired by the Company, in the name of these corporations, filed suit to have the Agreement of Exchange rescinded on the grounds of breach of contract. In order to avoid the imposition of damages against it, the Company filed a cross claim, in July, 1994, against Dr.
Friedenberg, seeking enforcement of the Agreement of Exchange. In November, 1995, after a trial, the court dismissed Dr. Friedenberg's lawsuit and allowed the Company's cross claim to proceed to trial. A pretrial hearing was held in December, 1996 which set a trial date of April 28, 1997. In September, 1996, Dr. Friedenberg died. The implications of his death vis-a-vis the lawsuit cannot be assessed at this time.

     2. In June, 1995, the Company filed a lawsuit against Mr. Morris, Dr. Friedenberg's counsel, for the breach of attorney-client relationship and his fiduciary duty and negligence in representing the Company in matters relating to Dr. Friedenberg and in the preparation of the Share Exchange Agreement. The Company's lawsuit demands damages in the amount of $1,000,000. The court has set a trial date of September 14, 1998.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

       d. Public Relations Agreement
       -----------------------------

     In February, 1996, the Company entered into an agreement with OTC Communications ("OTC") for financial public relations and communications services to the Company and to serve when requested as the Company's liaison and spokesman to the financial and investment community. In March, 1996, the Company granted to OTC the right to receive 100,000 Common Shares at a value of $.65 per share for a total consideration of $65,000 in lieu of initial payment, monthly retainers or expense reimbursement, including communications and mailing for a period of one year. The Company granted OTC the right to receive an additional 550,000 Common Shares for the second and third years under Regulation D for a consideration of $.325 representing 1/2 the market price of the Common Shares at the date of the Contract, March 14, 1996 of which 50,000 shares are allocated to expense reimbursement and 500,000 shares allocated to public relations consulting. The Company agreed to value the 550,000 shares at 1/2 market price in consideration of OTC receiving unregistered Common Shares and the risk of the holding period until they may be sold publicly. Certificates representing the 100,000 Common Shares were issued in July, 1996. As of October 31, 1996, certificates representing the 550,000 Common Shares had been authorized but not issued. The Company has also issued to OTC 500,000 "A" Options which are exercisable at $1.00 through March 14, 1999 and 500,000 "B" Options, which are exercisable at $2.00 through March 14, 1999. Until a registration statement relating to the Common Shares underlying the Options is effective, certificates representing the shares into which the Options are exercised will bear a legend restricting transfer in the absence of an effective registration with the Commission or an exemption therefrom.

     e. Nonstatutory Option Plan
     ---------------------------

     The Company has adopted the Fiscal 1996 Nonstatutory Stock Option Plan (the "Plan"). 2,000,000 Common Shares were reserved under the Plan. The Plan is administered by the Board of Directors.

     Stock options under the Plan may be granted to employees, officers, directors, consultants of the Company or any other parties who have made a significant contribution to the business and success of the Company. The exercise price under the Plan may be more, equal to or less than the then current market price of the Common Shares as deemed to be appropriate.

     As of October 31, 1996, the Company has issued 1,500,000 options pursuant to the 1996 Nonstatutory Option Plan. All options are exercisable for a period of three years at $3.00 per share. The company has reserved 1,500,000 Common Shares for the exercise of these options.

     f. Leased Office Space
     ----------------------

     The Company leases 2,200 square feet of office and warehouse space from an unrelated party on a month to month basis at $400 per month.

Note 10 - Secured Loan

     On March 9, 1990, the Company entered into an security agreement with a finance company (the "Finance Company"), to borrow money secured by the Company's receivables evidenced by invoices. At the time, the Company was engaged in selling educational books to municipal school districts and public libraries throughout the United States. The Finance Company agreed to lend an amount equal to 60% of the net value of all the Company's accounts receivable. Accounts receivable funding ceased as of July 31, 1990.

                        AMERICAN BIO MEDICA CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                        FROM INCEPTION TO APRIL 30, 1996

     The Company instituted a lawsuit against the Finance Company on November 26, 1990 for damages due to its failure lend to the 60% credit limit based on its calculations and for forgiveness of the loan based on the Factor's charging, based on its own billings, at an interest rate in excess of the rate of 25% per annum as prescribed in the sections dealing with usury in New York Penal State Law. Although company counsel had opined that the Company would prevail in the action and that all indebtedness incurred in the principal amount $126,500 plus interest and fees would be voided by reason of the Finance Company's violation of the usury provisions of the Penal Law, by agreement between the Company and the Factor, the lawsuit was withdrawn without prejudice as the Company, at that time, lacked the resources for protracted litigation. In April, 1996, the obligation, if any, to the Finance Company became barred by New York State's six-year statute of limitations. The Board of Directors of the Company has elected to write-off the obligation.

Note 11 - Business and Credit Concentrations

     The amount reported in the financial statements for cash represents fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

Note 12 - Development Stage Company

     The Company is considered to be a development stage company with little operating history subsequent to its reorganization and its commencement of development of its newly acquired biomedical technologies which are, at present, its core business. The Company was, as of October 31, 1996, dependent upon the use of the net proceeds from the sale of the Units and the exercise of the Unit Warrants to develop and market these technologies and bringing them to market. Since its reorganization, the Company's activities have been limited to the sale of Common Shares in connection with its organization, the acquisition of patented technology, the preparation of a marketing plan and limited production, test marketing of its products also setting up machinery for mass production, designing first products, including chemistry, packaging and graphics.

Note 13 - Registration statements

     On July 23, 1996, the Company filed a registration statement on Form 10-SB pursuant to the Securities Exchange Act of 1934. That registration statement became effective on September 21, 1996 and, as a result, the Company is subject to the informational requirements of said act and files reports, proxy statements, and other information with the Securities and Exchange Commission.

     The Company is involved in the preparation of offering documents relating to a registration statement on Form SB-2 the purpose of which is to register 600,000 Common Shares underlying the conversion of the Preferred Shares and 24,712 underlying the exercise of the Warrants.

Note 14 - Subsequent Events

     In November, 1996, the Company amended the Warrants by reducing the exercise price from $6.07 per share to $3.00 per share.

     In  November,   1996,  the  Company  issued  131,000  Nonstatutory  Options exercisable at $3.00 for a period of three years.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMERICAN BIO MEDICA CORPORATION
                                              (Registrant)


Date: December 20, 1996                      By:    s/Stan Cipkowski
                                                    -----------------
                                                    Stan Cipkowski,
                                                    President and Principal
                                                    Executive Officer and
                                                    Principal Financial Officer




     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities on the date(s).

s/Stan Cipkowski
-----------------                      Director                December 20, 1996
Stan Cipkowski

-----------------                      Director
Edmund Jaskiewicz

S/Jay Bendis
-----------------                      Director                December 20, 1996
Jay Bendis

                                    Exhibits

         Exhibit List

     3.1     Certificate of Incorporation*

     3.2     First Amendment to Certificate of Incorporation*

     3.3     Second Amendment to Certificate of Incorporation*

     3.4     Third Amendment to Certificate of  Incorporation*

     3.5     Bylaws*

     3.6     Fourth Amendment to Certificate of Incorporation

     4.1     Specimen Common Share Certificate*

     4.2     Specimen "B" Warrant Certificate*

     4.3     Terms of 8% Cumulative Convertible Preferred Stock, Series A

     4.4     Private Securities Subscription Agreement

     4.5     Registration Rights Agreement

     4.6     Fiscal 1996 Nonstatutory Option Plan**

     5.1     Opinion of Pensley & Fugler*

     5.2     Revised Opinion of Pensley & Fugler

     10.1    Contract with OTC Communications*

     10.2    Employment Contract with Stan Cipkowski

     10.3    Employment Contract with Edmund Jaskiewicz

     10.4    Employment Contract with Jay Bendis

     23.1    Consent of Thomas P. Monahan, CPA*

     23.2    Consent of Pensley & Fugler*

     23.3    Consent of Thomas P. Monahan, CPA to First Amendment*

     23.6    Consent of Thomas P. Monahan, CPA to Second Amendment

     27      Financial Data Schedule


     *Previously submitted

     **Submitted with Proxy for Special Meeting of Shareholders to be held on December 23, 1996


                                       30